MEDIVIE USA INC.

February 23, 2017

Via E-mail and Edgar Agent.

Department of Corporate Finance

Office of Manufacturing and Construction

Attn: Pamela Long Assistant Director and Craig Slivka

Re:	Medivie USA Inc.

Offering Statement on Form 1-A/A No.2

Initially Filed August 3rd, 2016

File No. 1677885

Dear Ms. Long and Mr. Slivka,

We are submitting this response letter on behalf of Medivie USA Inc. (the “Company” or “Registrant”) in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 14, 2017 relating to the Company`s Form 1-A/A filed with the Commission on January 24, 2017, (the “Form 1-A/A”), relating to the Company’s offering (the “Offering”) under Regulation A of the Securities Act of 1933, as amended (“Reg. A+). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Please allow us to point out to a few discrepancies before responding to the pertinent comments. We indeed attempted to clarify those prior to this letter over the telephone after leaving a message as well as attempting to reach Mr. Korvin among others. Your response letter addressed to Mr. Rurka as the Company’s Chief Executive Officer, and need to clarify that please note that through all the filings and all our documents Mr. Rurka is NOT nor claims to be the Company’s Chief Executive Officer. Mr. Benjamin Rael-Brook is the Chairman and Chief Executive Officer of the Company. Please note that Mr. Rurka is the President and a Board Member of Medivie USA, Inc.

In addition, we were confused as to comment No. 5, please allow us to assume that it was a clerical mistake which could understandably happen, unless we are making this assumption erroneously, we decided to ignore it. Please contact us if such is the case and we will address that comment as well. We did not file an Exhibit 5.1 and do not know who is Harrison Law P.A we perhaps wondered if perhaps our EDGAR agent may have filed something in the correspondence section that refers to it mistakenly? We could not corroborate that comment nor its origin. Please kindly clarify this comment No. 5. If it was not a clerical misplaced comment? For purpose of our response we assumed it to be a clerical error and not relevant.

In addition, and in the same spirit of candor we realized and maybe mistakenly that a certain David Korvin is named as a staff attorney in your response letter and we were informed by the Commission’s Human Resources department that Mr. Korvin is no longer and was not with the Commission at the time this letter was issued which raises some concerns if we are mistaken.

Please see below our response to all other relevant comments provided.

Part II- Offering Circular

Cover Page, page 1

1. We note your response to comment 2 of our letter dated August 30, 2016 that there is a minimum subscription amount, rather than addressing whether or not a specified minimum amount of the securities must be sold within a specified time in this offering. Please clarify. Additionally, please clarify in the disclosure whether the funds placed in your escrow account will be immediately accessible to the company after a subscription is accepted. See Item 1(e) of Part II of Form 1-A.

Response: We have corrected our filing to reflect a “No Minimum” required for the Offering, see front page of the Offering, in addition, on page 6 “Offering Summary” we also emphasized that there is no minimum required to be obtain for this Offering to close, furthermore, we clarified that this Offering may remain open at the discretion of the Company but no longer than the earlier of 12 months from the date the “Offering Qualified” or until the maximum offering as described in the Offering was raised. We also clarified that the Company has sole discretion over the Escrow funds unless preempted by its lender Thunder Crowd Capital to the extent of the terms of its debt.

Dilution, page 17

2. We note your response to our comment number 5 from our letter dated August 30, 2016 and the added exhibit detailing the valuation report. It is not clear from the valuation report, what the reasonable basis is for some of the assumptions used in arriving at a value of $121.4 million. As an example, and consistent with our comment number 10 from our previous letter, it is unclear how you were able to project a 0.5% market share by the end of the year and a 7.2% share by 2020 given you currently have no market share and lack operating history. Furthermore, the assumptions used, including the near term growth prospects and resulting projections in the report would appear to be inconsistent with the heightened operating risk status of the company and with your risk factor disclosures beginning on page 9 related to your products; including but not limited to your lack of operating history and potential risk of unsuccessful marketing and development of your products. As such, and in light of our below comment regarding our request to revise your calculation of net tangible book value prior to the offering by using the historical net tangible book value as of September 30, 2016, we request that you remove your reference to the $121.4 million valuation from your disclosures

Response: As requested we have revised our calculation of net tangible book value prior to the offering by using the historical net tangible book value as of September 30, 2016. In addition, we have removed the reference to the $121.4 million valuation provided by the expert report. Nonetheless, our management rely on our Brazily Economic & Business Consulting, Ltd, report (the “Expert”) and that such analysis and report is attached as an Exhibit to our Offering and should remain an Exhibit to the Offering. The reasoning is that despite removing the valuation of $121.4 million as requested the Company humbly disagree with the SEC’s comment No. 2, as management believes that the valuation is set in market comparable and standard analysis and assumptions that are perfectly acceptable and customary in the industry. We accept that the Commission consider it to be unclear and that its assumption are not reasonable, but it is subjective and thus, Management emphasized that its valuation is arbitrary. We for the sake of full disclosure have revised the calculations based on your comment to accommodate and comply with the request, hence, we therefore removed the valuation from the core of the Offering Statement.

As requested and suggested we have recalculated as requested by the SEC a valuation solely based on the historical net tangible book value as of September 30, 2016.

We understand that the 0.5% market shares seems vague, yet we insist that the assumption was mitigated by language stating that it is our subjective view point that the analysis on marketing cost and sale acquisition is only based on our licensor prior history for the U.K markets. There is a corollary between marketing dollar spent and customer retention. Therefore the 0.5% market shares is based on our management’s expectations and such expectation is based on recommendation sustained by our Expert as well as our Licensor’s divulged information from past experiences in the U.K market place. Our market research and Expert analysis for comparable marketing spending for customer acquisitions, (x dollar originates y number of sales) is one among many basis for our valuation analysis under the terms of this Offering. Which contributes as unclear as it is to the Expert valuation report. We removed it from the Offering Statement to satisfy and comply with your comment, despite our different views and understanding.

Our ‘Risk Factors” do not negate the unclear reasoning for our Expert report’s analysis upon which management’s reliance comes from but for the sake of compliance and to abide by your comment we removed the basis of our valuation at $121.4 Million from the Offering. In addition as part of our Risk Factors on page 13, we state that the Company has arbitrarily determined the offering price for the shares of our common stock and that such valuation is not based on our net worth or prior earnings.

Please accept this response as satisfactory and in order not to further delay the Qualification of this Offering note that we removed the $121.4 million valuation from the core of the Offering Statement itself but kept the Exhibit 11.2, upon which management arbitrarily is soliciting capital pursuant to this Offering.

3. We note your response to our comment number 6 from our letter dated August 30, 2016. We again request that you revise your calculation of net tangible book value to only include tangible book assets less liabilities as reported on your balance sheet, rather than the $121.4 million valuation based on future revenue projections. Based on our calculation it would appear your net tangible book value prior to the offering as of September 30, 2016 is ($84,000), calculated by taking the tangible assets of $5, which would exclude the deferred issuance costs, less the $89,000 of liabilities as of that date. Furthermore, based on your disclosure in the Use of Proceeds section on page 20, it appears the total amount of proceeds you are expecting to receive based on a maximum offering is $6,500,000 net of fees incurred. This would suggest a net tangible book value after the offering to be $6,416,000. Please update your disclosures accordingly, in addition to the corresponding net tangible book values per share before and after the offering.

Response: We have updated the offering to reflect the net tangible book value after the offering to be $6,416,000, and have implemented the suggestion based on your pertinent comment.

4. In your table summarizing the differences in consideration, you present total consideration of $10,260,000. Based on our recalculation, the amount of total consideration received should be $7,260,000. Please reconcile or advise.

Response: We have updated our table accordingly.

Exhibits

5. The exhibits you attached with your previous filing do not appear to be listed in the exhibit index. Further, some of the exhibit descriptions in the index do not correspond to the actual exhibit. In particular, exhibit 5.1 refers to Harrison Law P.A. but the opinion filed is from another firm. Please review this section and revise.

Response: We presume it to be a clerical error.

6. Please file the employment agreements with your officers and directors. We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Response: We added all the requested Exhibits when relevant.

Assuming that the Staff find all responses satisfactory and clear, and for the purposes of expediency the undersigned Registrant hereby requests that the effective date for the Offering Statement referred to above be accelerated so that the Offering Statement will become qualified at 12:00 p.m. Eastern Time on March 5, 2017 or as soon as practicable thereafter. Unless additional comments and information is required and cannot be resolved promptly with minor clarifications.

We acknowledge that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your review, we have included both a clean and marked draft of the Amendment No. 2 to the Form 1-A. Please direct any questions or comments concerning Amendment No. 2 or this response to Sunny Joseph Barkats, Esq. at (646) 287-9494

By:	/s/ Rael-Brook
Benjamin Rael-Brook, CEO

cc: Sunny Joseph Barkats, Esq.